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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                SCHEDULE 14D-1
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                             THERATX, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                 VENCOR, INC.
                            PEACH ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   883384109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

  JILL L. FORCE SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL VENCOR, INC. 3300 PROVIDIAN CENTER 400 WEST MARKET STREET LOUISVILLE, KENTUCKY 40202
                                (502) 596-7300
 (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
  JOSEPH B. FRUMKIN, ESQ. SULLIVAN & CROMWELL 125 BROAD STREET NEW YORK, NEW
                           YORK 10004 (212) 558-4000

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*              AMOUNT OF FILING FEE**
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
   $406,581,894.90                                   $81,316.38

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* For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 20,823,685 shares of Common Stock, par value $.001 per share (the "Common Stock"), issued and outstanding as of February 12, 1997, according to TheraTx, Incorporated (the "Company"), (ii) 2,874,109 shares of Common Stock subject to issuance which provide the holder thereof with the option to purchase shares of Common Stock at a price of $17.10 or less per share of Common Stock pursuant to options granted under the Company's Restated 1994 Stock Option/Stock Issuance Plan, the Company's 1996 Stock Option/Stock Issuance Plan, the 1989 Amended and Restated Stock Option Plan of Helian Health Group, Inc. and PersonaCare, Inc.'s 1992 Stock Option Plan as of February 12, 1997, according to the Company and (iii) 78,925 shares of Common Stock subject to issuance pursuant to warrants issued by the Company as of February 12, 1997, according to the Company.
** 1/50 of 1% of the transaction value.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount previously paid: Not applicable
  Filing party: Not applicable
  Form or registration number: Not applicable
  Date filed: Not applicable

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is TheraTx, Incorporated, a Delaware corporation (the "Company"), and the address of its principal executive offices is 1105 Sanctuary Parkway, Alpharetta, Georgia 30201.

  (b) The class of securities to which this Tender Offer Statement on Schedule 14D-1 (this "Statement") relates is the Common Stock, par value $.001 per share (the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase ("Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Vencor, Inc., a Delaware corporation ("Offeror"), and of Peach Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Offeror, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years, none of the Purchaser, Offeror, and, to the best of Offeror's knowledge, none of the directors or executive officers of the Purchaser or Offeror has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introductory Section and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) The information set forth in the Introductory Section and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introductory Section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

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ITEM 8. PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(d) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) Not applicable.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)  (1) Offer to Purchase, dated February 14, 1997.
   (a)  (2) Letter of Transmittal with respect to the Shares.
   (a) (3) Form of letter to brokers, dealers, commercial banks, trust companies and nominees.
   (a) (4) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
   (a)  (5) Press Release, dated February 10, 1997.
   (a)  (6) Form of newspaper advertisement, dated February 14, 1997.
   (a)  (7) Notice of Guaranteed Delivery.
   (a)  (8) IRS Guidelines to Substitute Form W-9.
   (b)  (1) Financing Commitment.
   (c)  (1) Merger Agreement, dated as of February 9, 1997, among the Company,
            Offeror and the Purchaser.

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                                   SIGNATURE

  After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997

                                          Vencor, Inc.

                                                   /s/ W. Bruce Lunsford
                                          By:__________________________________
                                            Name: W. Bruce Lunsford
                                            Title: Chairman of the Board,
                                                 President and Chief Executive
                                                 Officer

                                          Peach Acquisition Corp.

                                                   /s/ W. Bruce Lunsford
                                          By:__________________________________
                                            Name: W. Bruce Lunsford
                                            Title: Chairman of the Board,
                                                 President and Chief Executive
                                                 Officer

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